Exhibit H


       SUGGESTED FORM OF NOTICE OF PROPOSED TRANSACTIONS


Arkansas Power & Light Company  (70-____)


          Arkansas Power & Light Company ("AP&L"), 425 West Capitol Avenue, 40th Floor, P.O. Box 551, Little Rock, Arkansas 72201, a subsidiary of Entergy Corporation, a registered holding company, has filed an Application-Declaration under Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 ("Act").

          AP&L is requesting authorization to purchase 68 shares of common stock of The Arklahoma Corporation, an Arkansas corporation ("Arklahoma"), from Oklahoma Gas and Electric Company
("OG&E") for an aggregate purchase price of approximately
$47,328.

          By order dated November 28, 1947 (HCAR No. 7869), the Commission authorized the acquisition by AP&L, OG&E and Southwestern Electric Power Company (formerly Southwestern Gas and Electric Company) ("SWEPCO"), respectively, of 170, 170 and 160 shares of common stock of Arklahoma. Arklahoma was formed jointly by AP&L, OG&E and SWEPCO and currently owns certain facilities consisting of a 161 KV transmission line extending for 166 miles from Lake Catherine, Arkansas to Boudinot Tap, near Tahlequah, Oklahoma, the Lake Catherine substation at a terminus of said transmission line and certain property incidental thereto.

          Such facilities are jointly leased to AP&L, OG&E and SWEPCO pursuant to an Agreement and Indenture, dated as of December 9, 1947, as extended by an Extension of Agreement and Indenture, dated September 6, 1977 (collectively, the "Lease") and are jointly operated by AP&L, OG&E and SWEPCO pursuant to an Operating Agreement, dated December 9, 1947 ("Operating Agreement"). In accordance with the terms of the Operating Agreement, (a) each party is entitled to use up to but not in excess of one-third of the capacity of such facilities without payment to the other parties, and (b) all advances, costs and other charges incurred under the Lease are borne equally by the parties.

          OG&E has represented to AP&L that, in order to facilitate the formation by OG&E of a holding company system exempt from the registration requirements of the Act, OG&E desires to reduce its percentage ownership of Arklahoma common stock to less than 5% by selling 68 shares to AP&L and 78 shares to SWEPCO. OG&E believes that once its ownership interest is so reduced, Arklahoma would not be deemed an "affiliate" of OG&E for purposes of the Act.

          Upon completion of the aforementioned stock sale transactions, AP&L's ownership of Arklahoma common stock would increase from 34% to 47.6%, SWEPCO's ownership would increase from 32% to 47.6% and OG&E's ownership would be reduced from 34% to 4.8%. The sale of the shares will not affect the rights and obligations of the parties under the Lease and the Operating Agreement. Although each party has an option to purchase the facilities and terminate the Lease, AP&L states that it has no current intention to do so and knows of no current intention on the part of either OG&E or SWEPCO to do so.

          The purchase price for the shares will be based on the book value of Arklahoma common stock immediately prior to the proposed sale. It is estimated that the book value of Arklahoma common stock immediately prior to the sale will be approximately $348,000 (or $696 per share), resulting in a purchase price of approximately $47,328 for the 68 shares to be acquired by AP&L.

          The Application-Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing
by            , 1995, to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on the applicants and declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration may be granted and/or permitted to become effective.

               For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


                                        ____________________
                                             Secretary